Exhibit VIII

 Interim Management Statement  JANUARY–MARCH 2022  (Unaudited)  Q1

 Table of Contents  President and CEO's comments  Highlights  Key figures and ratios  Operating and financial review  5 Total comprehensive income  8  Financial position  10 Financial statements  10 Statement of comprehensive income  11  Statement of financial position  13  14  Statement of changes in equity  Cash flow statement  16 Notes to the interim financial statements  16 Note 1 - Net interest income  16  Note 2 - Net loss/ profit on financial operations  17  17  Note 3 - Expected credit loss  Note 4 - Net loan losses  18  Note 5 - Loans outstanding  18  18  Note 6 - Debts evidenced by certificates  Note 7 - Basis of preparation  18 Ratio definitions  INTERIM MANAGEMENT STATEMENT / 2

 When we published our 2021 Financial Report on 22 February, we were cautiously looking forward to a post Covid era. Little did we know that within 48 hours, Europe would be plunged into a new crisis as Russia launched a full-blown attack on Ukraine. We are deeply horrified by the loss of human life and destruction brought by the war. NIB stands by the Ukrainian people during these terrible times. We have announced that we are ready to support the efforts of our clients and member countries to deal with the consequences of the war.  The Bank has limited direct exposure in Russia and Belarus. NIB ceased financing new projects in Russia in 2014 and no new loans have been signed in Belarus since 2012. The two remaining old loans are related to protecting the Baltic Sea environment. NIB has some borrowers with a portion of their operations in these countries. At a macro level, several NIB member countries have an external border with Russia and/or Belarus and are therefore exposed also through trade and investment. We continue to monitor the impact of developments on our clients, however, we do not at this stage anticipate any significant impact on the credit quality of our loan portfolio.  The Bank is in a strong financial position as confirmed by our triple-A rating which was reaffirmed by Standard & Poor’s and Moody’s in April. NIB’s credit rating reflects its high asset quality, solid liquidity and capital adequacy, strong balance sheet and ownership.  In the first quarter of year, we have seen very strong demand for NIB financing. A total of EUR 1,222 million in new loans were agreed and EUR 1,107 million were disbursed compared to EUR 257 million and EUR 725 million respectively, in the same period last year. The loans agreed were distributed across various industries and countries and included sustainability linked loans, more details of which can be found here.  President and CEO’s comments  The net profit for the period January to March amounted to EUR 21 million compared to EUR 35 million in 2021. Further details regarding the financial performance can be found in the Operating and Financial Review on page 5.  In 2021, Board of Directors completed a business strategy review. The review, focused on the opportunities to accelerate delivery of the Bank’s mission and impact in the context of the changing economic conditions, the development of sustainable finance markets and the climate change. The Bank has started to implement the new strategy, the tangible impacts of which are beginning to emerge.  In order to meet the demand for our financing, the Bank has raised EUR 4.2 billion in new funding in the first quarter. Amongst other transactions, NIB issued its inaugural NIB Environmental Bond (NEB) denominated in Danish Kroner (DKK). The eight-year DKK 2 billion bond was driven by domestic ESG focused investors. The Bank has now issued a total of EUR 6.2 billion in environmental bonds under its NEB Framework since 2011.  In these dark times, it’s important to remain positive and I hope that we will soon see a speedy and long-lasting peaceful solution to the war.  André Küüsvek, President & CEO  INTERIM MANAGEMENT STATEMENT / 3

NIB
INTERIM MANAGEMENT STATEMENT / 4

Highlights

During the first quarter of 2022, there was strong demand for NIB financing and a total of EUR 1,222 million in new loans were agreed and EUR 1,107 million were disbursed compared to EUR 257 million and EUR 725 million respectively, in the corresponding period in 2021. More details regarding the loans agreed can be found here.

The Bank is in a strong financial position with solid capital and liquidity ratios as evidenced by the Bank's triple-A rating, reaffirmed by Standard and Poor's and Moody's in April. The net profit for the three month period amounted to EUR 21 million compared to EUR 35 million in 2021. The lower net profit during the first quarter of 2022 is a result of unrealised losses on financial instruments used for hedging foreign exchange and interest rates risks and this temporarily had a negative impact on the cost to income ratio. Since February, the valuation of these instruments have been affected by increased volatility in the financial markets.

In February, the Bank published its 2021 Financial Report which can be found here. In March, the Bank published its 2021 Impact Report where NIB's activities, impact and sustainability performance is reported and can be found here.

Key figures and ratios

In millions of euro unless otherwise specified	Jan-Mar 2022*	Jan-Mar 2021*	Jan-Dec 2021
Net interest income	50	51	201
Profit before net loan losses	15	36	133
Net profit	21	35	159
Loans disbursed	1,107	725	2,440
Loans agreed	1,222	257	1,852
% of loans achieving good or above mandate**	100%	100%	97%
Lending outstanding	22,865	22,194	22,313
Total assets	39,575	37,755	37,553
New debt issues	4,218	3,157	7,028
Debts evidenced by certificates	32,769	31,347	31,526
Total equity	3,999	3,880	3,999
Equity/total assets ***	10.1%	10.3%	10.6%
Net profit/average equity ***	2.1%	3.6%	4.1%
Cost/income ***	47.9%	27.3%	27.9%
Number of employees at period end	220	231	221

* Unaudited figures, to be read in conjunction with NIB's 2021 audited financial statements

** See page 9 for mandate fulfilment explanation

*** See page 18 for ratio definitions

 Total comprehensive income  January–March 2022 compared to January–March 2021  NET PROFIT  The net profit for the period January–March 2022 amounted to EUR 20.8 million, which is 14.3 million lower than the corresponding period in 2021. Total operating income decreased from EUR 49.6 million to EUR 28.1 million. Net interest income decreased by EUR 1.2 million and net fee and commission income increased by EUR 2.0 million. Since February, financial markets have experienced increased volatility and the net loss on financial operations, linked to the hedging of foreign exchange and interest rate risks, increased from EUR 3.1 million to EUR 25.4 million. Due to decreases in the expected credit loss provision, the Bank recorded positive net loan losses of EUR 6.2 million. There have been no realised loan losses year to date.  NET INTEREST INCOME  Net interest income for the period decreased by 1.2 million to EUR 50.0 million, (January–March 2021: EUR 51.2). Net interest income on lending activities of EUR 40.5 was similar to the same level as Q1 2021 whereas interest income on treasury activities decreased from EUR 10.8 million in Q1 2021 to EUR 9.5 million due to the low yield environment. The net interest income increased compared to the last quarter.  NET FEE AND COMMISSION INCOME  Net fee and commission income for the period January–March 2022 of EUR 3.5 million was EUR 2.0 mil- lion higher than the same period in 2021 due to increased lending activity.  Operating and financial review  NET COMMISSION INCOME AND FEES  EUR m  5.0  4.0  3.0  2.0  1.0  0  Q1’20 Q2’20 Q3’20 Q4’20 Q1’21 Q2’21 Q3’21 Q4’21 Q1’22  60  50  40  30  20  10  0  NET INTEREST INCOME  EUR m  Q1’20 Q2’20 Q3’20 Q4’20 Q1’21 Q2’21 Q3’21 Q4’21 Q1’22  Lending Treasury  NET PROFIT FOR THE PERIOD  EUR m  160  120  80  40  0  -40  -80  -120  Q1’20 Q2’20 Q3’20 Q4’20 Q1’21 Q2’21 Q3’21 Q4’21 Q1’22  INTERIM MANAGEMENT STATEMENT / 5

 NET PROFIT/LOSS ON FINANCIAL OPERATIONS  The markets have experienced some volatility during the first quarter, arising from inflationary concerns and the escalation of the war in Ukraine. These market movements have resulted in unrealised losses on financial instruments that NIB holds to hedge its foreign exchange and interest rate risks and in its liquid- ity portfolio. The loss on financial operations amounted to EUR 25.4 million compared to a loss of EUR 3.1 million in the same period last year. The result includes realised gains of EUR 3.6 million and unrealised losses of EUR 29.0 million compared to realised losses of EUR 1.2 million and unrealised losses of EUR 1.9 million in 2021.  The unrealised valuation gains and losses on interest rate hedges arise mainly from the change of the interest rate spreads that are embedded in the Bank’s funding and lending transactions. When the Bank raises funds with fixed rates or offers borrowers fixed rate loans, it hedges the resulting interest rate risk using swaps, in which the fixed rate is swapped to the short-term money market floating rates referred to as the IBORS (e.g. LIBOR, EURIBOR, STIBOR, NIBOR etc.). In keeping with what NIB believes is industry best practice, the valuation of these swaps is based on a risk free discounting rate called OIS (Overnight Interest rate Swap). The changes in spread between the risk free rates (the OIS rates) and the relevant  IBORs applicable to each such swap creates unrealised valuation gains and losses. It should be noted that as the Bank intends to hold these transactions to maturity, so that they are not sold for a price based on their exit market value these valuation gains and losses will not be realised as the transactions will settle at par.  The unrealised valuation gains and losses on assets in the Bank’s liquidity portfolio arises from changes in credit spreads. The Bank maintains a large liquidity portfolio, which it invests in high quality bonds. When credit spreads widen, this results in negative valuations on the bonds. In periods with financial turbulence credit spreads tend to rise, which also affects NIB’s high quality bonds. As the Bank intends to hold the bonds to maturity, so that they are not sold based on the current exit market value, the valuation gains and losses will reverse, as the bonds will settle at par.  TOTAL OPERATING EXPENSES  Total operating expenses amounted to EUR 13.4 million which is similar to the corresponding period in 2021. The Bank's main expenses comprise personnel costs, cost related to administration, IT and depreciation.  NET LOAN LOSSES  During the first quarter of 2022, the Bank has recorded positive net loan losses of EUR 6.2 million. Of this amount EUR 2.7 million relates to realised recoveries on non-performing loans and EUR 3.5 million is related to the change in the expected credit loss ("ECL") provision on performing loans. During the first quarter, the Bank updated the macro-economic scenarios used to calculate the ECL which increased the  TOTAL OPERATING EXPENSES  EUR m  0  -5  -10  -15  -20  Q1’20 Q2’20 Q3’20 Q4’20 Q1’21 Q2’21 Q3’21 Q4’21 Q1’22  NET PROFIT ON FINANCIAL OPERATIONS  EUR m  120  80  40  0  -40  -80  -120  -160  Q1’20 Q2’20 Q3’20 Q4’20 Q1’21 Q2’21 Q3’21 Q4’21 Q1’22  Realised Unrealised  NET LOAN LOSSES  EUR m  20  10  0  -10  -20  -30  Q1’20 Q2’20 Q3’20 Q4’20 Q1’21 Q2’21 Q3’21 Q4’21 Q1’22  INTERIM MANAGEMENT STATEMENT / 6

 provision, however this was more than offset by an improvement in the credit quality of  certain individual counter-parties. In general, there have been no significant observed changes in the credit quality of the overall loan portfolio and there were no new non-performing loans during the period and no realised losses.  OTHER COMPREHENSIVE INCOME  The Bank separates the foreign currency basis spread from financial instruments used in fair value hedge accounting and this separated amount is recorded in “Other comprehensive income” (OCI) which amounted to a loss of EUR 23.1 million for the period (January–March 2021: Loss EUR 16.5 million). The loss recorded is due to the widening of the Cross Currency Basis spreads, which negatively affect the valuation of basis swaps used to convert funding currencies into lending currencies.  For financial liabilities recorded at fair value through the profit and loss, valuation changes due to changes in own credit spreads need to be recorded in OCI. For the three month period ended 31 March 2022, the Bank recorded a positive impact from these changes of EUR 2.4 million compared to EUR 0.2 million in 2021.  INTERIM MANAGEMENT STATEMENT / 7

 LENDING OUTSTANDING  The lending outstanding amounted to EUR 22,864.6 million. This comprises EUR 22,483.2 million of loans outstanding and investments of EUR 381.4 million in lending bonds recorded in debt securities. The total disbursements and investments during the period amounted to EUR 1,106.9 million, which is EUR 381.6 million higher than for the same period in 2021. More information regarding loans agreed can be found on our website at Agreed loans.   Financial position  DEVELOPMENT OF LENDING OUTSTANDING DURING 2022  EUR m  24,000  23,000  22,000  21,000  20,000  137  223  306  1,107  Dec’21  Disb.  Amort.  Prepaym.  Impairm.  FX changes  Hedge  Other*  Mar’22  Book value  Acc  Book value  22,313  * Fair valuation of lending green bonds and hedging accounting.  157   6   12  22,865  LENDING HIGHLIGHTS  in EUR millions, unless otherwise specified  Jan-Mar*  2022  Jan-Mar*  2021  2021  2020  2019  2018  Loans agreed excluding lending bonds  1,161  245  1,683  5,632  3,185  4,269  Lending bonds  61  12  169  34  131  61  Total disbursements  1,107  725  2,440  4,853  2,676  4,047  Number of loans agreements in period  14  5  36  59  55  58  Number of green bond investments in period  4  2  14  4  9  3  Lending outstanding  22,865  22,194  22,313  21,727  18,931  19,065  Member countries  22,394  21,620  21,827  21,098  18,055  17,960  Non-member countries  615  748  635  798  996  1,222  Loan impairment provision  -145  -173  -150  -169  -119  -117  * Unaudited figures, to be read in conjunction with NIB's 2021 audited financial statements  INTERIM MANAGEMENT STATEMENT / 8

INTERIM MANAGEMENT STATEMENT / 9

MISSION FULFILMENT

NIB's vision is a prosperous and sustainable Nordic–Baltic region. All projects proposed for financing undergo an assessment of their potential impact on productivity and the environment of the member country area. This mission fulfilment is rated on a five-grade scale from "negative" to "excellent". In response to the Covid-19 pandemic, NIB provided "response loans" to alleviate the economic and social consequences of the crisis. These response loans are tracked separately and are not included in the standard mandate rating. During the first quarter of 2022, projects achieving a "good" or "excellent" mandate rating accounted for 100% of the total amount of loans agreed excluding response loans which exceeded the target of 90%.

FUNDING

By the end of March, the Bank had raised EUR 4.2 billion (January–March 2021: EUR 3.2 billion) in new funding. The strategy for 2022 is to complete benchmark transactions in US dollars and Euros, complemented with other public and private issues in order to maintain a diversified portfolio of currencies and a global investor base. The Bank will also continue issuing NIB Environmental Bonds. NIB's estimated funding plan for 2022 is EUR 6.5–7.5 billion.

On 11 January, NIB priced its first transaction of the year, a three-year GBP 500 million benchmark. The transaction has since been increased with a further GBP 200 million, taking the new total to GBP 700 million. On 20 January, the Bank issued its inaugural NIB Environmental Bond denominated in Danish Kroner. The eight-year DKK 2 billion bond was driven by domestic ESG focused investors. The Bank has now issued a total of EUR 6.2 billion in environmental bonds under its NEB Framework since 2011. On 29 March NIB issued its first global USD benchmark for the year of USD 1.25 billion with a maturity of 3 years.

For a full list of funding transactions, please click here.

DEBT DEVELOPMENT DURING 2022

EUR m


35,000
34,000
33,000
32,000
31,000
30,000
29,000
28,000
27,000
26,000
25,000
31,526
4,218
2,449
68
416
862
12
32,769
Dec'21 Book value
New Issues
Amort.
Call & Buy backs
FX changes
Hedge Acc.
Other
Mar'22 Book value

 In thousands of euro  NOTE  Jan-Mar 2022*  Jan-Mar 2021*  Jan-Dec 2021  Interest income from financial assets measured at amortised cost  53,160  50,096  197,089  Interest income from financial assets measured at fair value  3,532  2,144  4,159  Interest expense  -6,716  -1,041  145  Net interest income  (1)  49,976  51,199  201,393  Commission income and fees received  4,067  2,057  9,199  Commission expense and fees paid  -528  -555  -2,165  Net fee and commission income  3,538  1,502  7,034  Net loss/profit on financial operations  (2)  -25,418  -3,083  -23,663  Foreign exchange gains and losses  -46  -17  13  Total operating income  28,050  49,601  184,777  Expenses  General administrative expenses  Personnel expenses  -7,995  -8,038  -29,182  Other administrative expenses  -3,281  -3,392  -12,766  Depreciation  -2,156  -2,099  -9,545  Total operating expenses  -13,432  -13,529  -51,493  Profit/loss before loan losses  14,618  36,071  133,284  Net loan losses  (3) (4)  6,208  -992  25,874  Net profit/loss for the period  20,826  35,079  159,158  Other comprehensive income  Items that will be reclassified to income statement  Fair value hedges - valuation of cross currency basis spread  -23,107  -16,543  -21,612  Items that will not be reclassified to income statement  Changes in own credit risk on liabilities recorded at fair value  2,405  241  329  Total other comprehensive loss/income  -20,702  -16,302  -21,283  Total comprehensive income/loss  124  18,778  137,876  Financial statements  Statement of comprehensive income  * Unaudited figures, to be read in conjunction with NIB's 2021 audited financial statements The accompanying notes are an integral part of these financial statements.  INTERIM MANAGEMENT STATEMENT / 10

 In thousands of euro  NOTE  31 Mar 2022*  31 Mar 2021*  31 Dec 2021  ASSETS  Cash and cash equivalents  3,471,060  2,563,925  1,826,451  Financial placements  Placements with credit institutions  2,039,549  2,801,253  3,881,023  Debt securities  8,572,379  8,146,438  8,291,062  Other  6,284  8,907  8,661  10,618,212  10,956,597  12,180,747  Loans outstanding  (5)  22,483,205  22,011,389  21,975,146  Intangible assets  6,696  10,858  7,524  Tangible assets, property and equipment  34,939  36,671  35,632  Other assets  Derivatives  1,179,315  1,387,979  1,254,828  Other assets  1,558,930  575,234  31,916  2,738,246  1,963,212  1,286,744  Accrued interest and fees receivable  222,383  212,258  241,145  TOTAL ASSETS  39,574,740  37,754,910  37,553,390  * Unaudited figures, to be read in conjunction with NIB's 2021 audited financial statements The accompanying notes are an integral part of these financial statements.  Statement of financial position  INTERIM MANAGEMENT STATEMENT / 11

 In thousands of euro  NOTE  31 Mar 2022*  31 Mar 2021*  31 Dec 2021  LIABILITIES AND EQUITY  Liabilities  Amounts owed to credit institutions  Short-term amounts owed to credit institutions  475,423  838,814  751,697  Long-term amounts owed to credit institutions  -  -  -  475,423  838,814  751,697  Repurchase agreements  202,089  Debts evidenced by certificates  (6)  32,768,529  31,346,657  31,525,985  Other liabilities  Derivatives  1,390,363  1,042,945  1,052,474  Other liabilities  574,228  491,828  39,426  1,964,591  1,534,773  1,091,900  Accrued interest and fees payable  165,347  155,128  185,171  Total liabilities  35,575,979  33,875,371  33,554,753  Equity  3,998,761  3,879,539  3,998,637  TOTAL LIABILITIES AND EQUITY  39,574,740  37,754,910  37,553,390  * Unaudited figures, to be read in conjunction with NIB's 2021 audited financial statements The accompanying notes are an integral part of these financial statements.  INTERIM MANAGEMENT STATEMENT / 12

NIB
INTERIM MANAGEMENT STATEMENT / 13

Statement of changes in equity

In thousands of euro	PAID-IN CAPITAL	STATUTORY RESERVE	GENERAL CREDIT RISK FUND	PROFIT AVAILABLE FOR APPROPRIATION	CHANGES IN OWN CREDIT RISK ON LIABILITIES RECORDED AT FAIR VALUE	HEDGING RESERVE	TOTAL
EQUITY AT 31 DECEMBER 2020	845,543	686,325	2,139,544	164,695	-3,376	28,030	3,860,761
Profit for the period Jan-Mar 2021	-	-	-	35,079	-	-	35,079
Other comprehensive income Jan-Mar 2021	-	-	-	-	241	-16,543	-16,302
Total comprehensive loss Jan-Mar 2021	0	0	0	35,079	241	-16,543	18,778
Transactions with owners in their capacity as owners							
Appropriation of profit	-	150,559	14,136	-164,695	-	-	0
EQUITY AT 31 MARCH 2021	845,543	836,884	2,153,680	35,079	-3,135	11,487	3,879,539
Profit for the period Apr-Dec 2021	-	-	-	124,080	-	-	124,080
Other comprehensive income Apr-Dec 2021	-	-	-	-	88	-5,069	-4,981
Total comprehensive income Apr-Dec 2021	0	0	0	124,080	88	-5,069	119,099
EQUITY AT 31 DECEMBER 2021	845,543	836,884	2,153,680	159,159	-3,047	6,418	3,998,637
Profit for the period Jan-Mar 2022	-	-	-	20,826	-	-	20,826
Other comprehensive income Jan-Mar 2022	-	-	-	-	2,405	-23,107	-20,702
Total comprehensive income Jan-Mar 2022	0	0	0	20,826	2,405	-23,107	124
EQUITY AT 31 MARCH 2022	**845,543**	**836,884**	**2,153,680**	**179,985**	**-641**	**-16,690**	**3,998,761**

The accompanying notes are an integral part of these financial statements.

NIB
INTERIM MANAGEMENT STATEMENT / 14

Cash flow statement

In thousands of euro	Jan-Mar 2022*	Jan-Mar 2021*	Jan-Dec 2021
Cash flows from operating activities			
Net loss/profit for the period	20,826	35,079	159,158
Adjustments:			
Unrealised gains/losses of financial assets and liabilities held at fair value	21,481	1,778	-9,169
ECL non-lending activities	25	-34	-323
Depreciation and write-down in value of tangible and intangible assets	2,156	2,099	9,545
Change in accrued interest and fees (assets)	18,762	19,959	-8,948
Change in accrued interest and fees (liabilities)	-19,861	-20,514	10,584
Net loan losses (ECL lending activities)	-6,208	992	-25,874
Adjustment to hedge accounting	7,502	266	37,966
Other adjustments to the period's profit	695	595	-104
Adjustments, total	24,552	5,141	13,676
Lending			
Disbursements of loans	-1,046,147	-713,371	-2,270,722
Repayments of loans	456,318	383,295	1,975,518
Capitalisations, redenominations, index adjustments, etc.	487	70	1390
Lending, total	-589,342	-330,006	-293,815
Cash flows from operating activities, total	**-543,965**	**-289,786**	**-120,980**
Cash flows from investing activities			
Placements and debt securities			
Purchase of debt securities	-767,332	-590,323	-2,191,647
Sold and/or matured debt securities	489,680	366,916	1,645,287
Placements with credit institutions	1,943,156	-745,056	-2,002,565
Other financial placements	-14		51
Placements and debt securities, total	1,665,490	-968,462	-2,548,873

* Unaudited figures, to be read in conjunction with NIB's 2021 audited financial statements
The accompanying notes are an integral part of these financial statements.

 In thousands of euro  Jan-Mar 2022*  Jan-Mar 2021*  Jan-Dec 2021  Other items  Acquisition of intangible assets  -487  -240  -1,617  Acquisition of tangible assets  -76  -114  -1,810  Change in other assets  -154,363  -7,795  -1,431  Other items, total  -154,927  -8,149  -4,858  Cash flows from investing activities, total  1,510,563  -976,611  -2,553,732  Cash flows from financing activities  Debts evidenced by certificates  Issues of new debt  2,844,826  2,592,659  7,027,535  Redemptions  -2,519,644  -1,368,180  -5,073,812  Debts evidenced by certificates, total  325,182  1,224,479  1,953,722  Other items  Long-term placements from credit institutions  -  -  -  Change in swap receivables excluding fair value changes  35,190  17,786  92,626  Change in swap payables excluding fair value changes  79,506  55,321  147,890  Change in other liabilities  311,990  146,540  -2,491  Dividend paid  -  Other items, total  426,686  219,647  238,025  Cash flows from financing activities, total  751,868  1,444,125  2,191,747  CHANGE IN CASH AND CASH EQUIVALENTS, NET  1,718,467  177,728  -482,964  Opening balance for cash and cash equivalents, net  1,074,754  1,546,591  1,546,591  Exchange rate adjustments  327  792  11,127  Closing balance for cash and cash equivalents, net  2,793,548  1,725,111  1,074,754  Additional information to the statement of cash flows  Interest income received  75,454  72,179  192,300  Interest expense paid  -26,540  -21,533  9,696  * Unaudited figures, to be read in conjunction with NIB's 2021 audited financial statements  The accompanying notes are an integral part of these financial statements. The cash flow statement has been prepared using the indirect method and cash flow items cannot be directly concluded from the statements of financial positions.  INTERIM MANAGEMENT STATEMENT / 15

 Note 1: Net interest income  In thousands of euro  Jan-Mar  2022  Jan-Mar  2021  Jan-Dec  2021  Cash and cash equivalents  -3,868  -3,735  -17,446  Placements with credit institutions  -3,743  -3,474  -17,024  Debt securities  9,560  8,576  33,515  Loans outstanding  54,744  50,692  201,862  Other interest income  -  181  341  Total, interest income  56,692  52,240  201,248  Of which, interest income from financial assets measured at amortised cost  53,160  50,096  197,089  Short-term amounts owed to credit institutions  970  1,463  7,686  Long-term amounts owed to credit institutions  -  -  -  Short-term repurchase agreements  3  -  -  Debts evidenced by certificates  -100,721  -100,341  -382,637  Swap contracts and other interest expenses, net  93,032  97,837  375,096  Total, interest expense  -6,716  -1,041  145  Of which, interest expense from financial liabilities measured at amortised cost  -6,190  -5,921  -12,147  Net interest income  49,976  51,199  201,393  Note 2: Net loss/profit on financial operations  In thousands of euro  Jan-Mar  2022  Jan-Mar  2021  Jan-Dec  2021  Financial instruments held at fair value, realised gains and losses  3,582  -1,181  4,776  Financial instruments held at fair value, unrealised gains and losses  -21,481  -1,678  9,169  Financial instruments held at amortised cost, realised gains and losses  8  7  34  Expected credit loss on financial placements  -25  34  323  Adjustment to hedge accounting, unrealised gains and losses of fair value hedges  -7,502  -266  -37,966  Net loss/profit on financial operations  -25,418  -3,083  -23,663  Notes to the interim financial statements  INTERIM MANAGEMENT STATEMENT / 16

NIB

INTERIM MANAGEMENT STATEMENT / 17

Note 3: Expected credit loss

In thousands of euro	STAGE 1	STAGE 2	STAGE 3	TOTAL
Balance at 31 December 2020	51,747	48,314	72,545	172,606
Transfer to Stage 1	60	-60	-	0
Transfer to Stage 2	-155	155	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	1,210	139		1,349
Amortisations and repayments	-436	-441	-155	-1,032
Impact of remeasurment on existing assets	-1,149	1,789	0	641
Foreign exchange adjustments and other changes			3,326	3,326
Net change income statement Jan-Mar 2021	-471	1,583	3,171	4,283
Balance at 31 March 2021	**51,277**	**49,897**	**75,716**	**176,890**
Transfer to Stage 1	3,402	-3,402	-	0
Transfer to Stage 2	-165	165	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	2,198	221	-	2,419
Amortisations and repayments	-2,400	-2,342	155	-4,588
Impact of remeasurment on existing assets	-22,208	-2,287	-491	-24,986
Foreign exchange adjustments and other changes	-	-	2,710	2,710
Net change income statement Apr-Dec 2021	-19,173	-7,645	2,373	-24,445
Balance at 31 December 2021	**32,103**	**42,252**	**78,090**	**152,445**
Transfer to Stage 1	8,099	-8,099	-	0
Transfer to Stage 2	-13	13	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	1,433	0	-	1,433
Amortisations and repayments	-435	-292	-	-727
Impact of remeasurment on existing assets	1,923	-6,126	-	-4,204
Recoveries on non-performing loans	-	-	-2,686	-2,686
Foreign exchange adjustments and other changes	-	-	1,495	1,495
Net change income statement Jan-Mar 2022	11,007	-14,504	-1,191	-4,688
Balance at 31 March 2022	**43,110**	**27,748**	**76,899**	**147,757**

PRESENTATION OF ECL IN THE STATEMENT OF FINANCIAL POSITION

In thousands of euro	31 Mar 2022	31 Mar 2021	31 Dec 2021
Loans outstanding	144,865	173,426	149,853
Other receivables	1,859	1,759	1,822
Commitments (recorded in other liabilities)	740	1,147	502
Financial placements	293	557	268
Total	**147,757**	**176,890**	**152,445**

PRESENTATION OF ECL IN THE STATEMENT OF COMPREHENSIVE INCOME

In thousands of euro	Jan-Mar 2022	Apr-Dec 2021	Jan-Mar 2021
Net result on financial operations	-25	289	34
Net loan losses (Note 4)	6,208	26,866	-992
Foreign exchange gains and losses	-1,495	-2,710	-3,326
Total recognised in income statement	**4,688**	**24,445**	**-4,283**

Note 4: Net loan losses

In thousands of euro	Jan-Mar 2022	Jan-Mar 2021	Jan-Dec 2021
Change in expected credit loss on performing loans	3,522	-1,147	25,383
Change in expected credit loss on non-performing loans	2,686	155	491
Decrease of provisions to cover realised loan losses	-	-	-
Realised loan losses	-	-	-
Net loan losses	**6,208**	**-992**	**25,874**

There were no realised losses for the periods Jan-Mar 2022, Jan-Mar 2021 or Jan-Dec 2021.

NIB

INTERIM MANAGEMENT STATEMENT / 18

Note 5: Lending outstanding

In thousands of euro	Jan-Mar 2022	Jan-Mar 2021	Jan-Dec 2021
Opening Balance	22,312,579	21,726,644	21,726,644
Disbursements	1,106,878	725,267	2,439,727
Amortisations	-306,304	-286,165	-1,534,556
Prepayments	-157,014	-97,130	-440,962
Changes in expected credit losses	6,446	-1,073	25,148
Foreign exchange movements	136,855	206,440	248,567
Fair value adjustments	-11,121	61	-1,477
Hedge accounting adjustments	-223,209	-79,827	-149,188
Other	-463	-64	-1,324
Closing balance	**22,864,645**	**22,194,173**	**22,312,579**
Loans outstanding	22,483,205	22,011,389	21,975,146
Lending bonds	381,440	182,784	337,433
Total Lending	**22,864,645**	**22,194,173**	**22,312,579**

Note 6: Debts evidenced by certificates

In thousands of euro	Jan-Mar 2022	Jan-Mar 2021	Jan-Dec 2021
Opening Balance	31,525,985	29,071,696	29,071,696
New debt issues	4,217,531	3,156,891	7,027,535
Amortisations	-2,449,151	-1,357,374	-4,763,800
Calls and buy backs	-68,493	-9,786	-299,348
Foreign exchange movements	416,168	835,695	1,222,213
Fair value adjustments	-13,371	-3,066	-7,951
Hedge accounting adjustments	-861,639	-347,614	-720,310
Other	1,499	214	-4,050
Closing balance	**32,768,529**	**31,346,657**	**31,525,985**

Note 7: Basis of preparation

This interim management statement is not presented in accordance with IAS 34 "Interim Financial Reporting", as this statement excludes a number of disclosures. The accounting policies and methods of computation are the same as described in Note 1 of NIB's Financial Report 2021.

This report was approved by Executive Committee on 22th April 2022

RATIO DEFINITIONS

$$\text{Equity/total assets} = \frac{\text{Total equity at reporting date}}{\text{Total assets at reporting date}}$$

$$\text{Net Profit/average equity} = \frac{\text{Annualised profit for the period}}{\text{Average equity for the period}}$$

$$\text{Cost/income} = \frac{\text{Total operating expenses for the period}}{\text{Total operating income for the period}}$$

NORDIC INVESTMENT BANK FINANCING THE FUTURE